POINTS INTERNATIONAL LTD.

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2008

(Expressed in United States dollars)

POINTS INTERNATIONAL LTD.
UNAUDITED CONSOLIDATED BALANCE SHEETS
(Expressed in United States dollars)

		Restated (Note 1(a))
	March 31,	December 31,
AS AT	2008	2007
ASSETS

CURRENT

Cash and cash equivalents	$23,602,695	$21,535,978
Funds receivable from payment processors	3,663,308	5,126,499
Short-term investments	12,380,993	7,405,499
Security deposits	1,834,305	1,561,175
Accounts receivable	2,374,912	3,353,656
Current portion of future income tax asset	577,197	600,815
Current portion of deferred costs	234,921	279,355
Prepaid and sundry assets	1,721,105	1,767,349
	46,389,436	41,630,326
PROPERTY AND EQUIPMENT	1,927,773	2,017,783
INTANGIBLE ASSETS	1,423,373	1,409,450
GOODWILL	4,204,755	4,204,755
DEFERRED COSTS	354,861	483,679
	7,910,762	8,115,667
	$54,300,198	$49,745,993

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$2,104,121	$3,487,927
Current portion of deferred revenue	1,451,037	1,629,525
Payable to loyalty program partners	36,478,029	30,749,149
Current portion of loan payable	-	5,927
	40,033,187	35,872,528

DEFERRED REVENUE	250,536	387,013
CONVERTIBLE PREFERRED SHARES	20,152,033	20,679,073
	60,435,756	56,938,614

SHAREHOLDERS’ DEFICIENCY
CAPITAL STOCK (Note 7)	35,016,113	34,887,258
WARRANTS	25,092	25,092
CONTRIBUTED SURPLUS	6,559,751	6,433,303
ACCUMULATED OTHER COMPREHENSIVE LOSS	(2,566,230)	(2,566,230)
DEFICIT	(45,170,284)	(45,972,044)
	(6,135,558)	(7,192,621)
	$54,300,198	$49,745,993

See Accompanying Notes

POINTS INTERNATIONAL LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in United States dollars)

		Restated
	(Note1 (a), Note 2)
FOR THE THREE MONTHS ENDED MARCH 31,	2008	2007
REVENUE

Principal	$13,041,025	$1,703,418
Commission	2,892,811	2,720,020
Interest	276,916	36,665
	16,210,752	4,460,103
GENERAL AND ADMINISTRATION EXPENSES

Direct cost of principal revenue	10,734,934	833,575
Employment costs	2,746,834	1,836,537
Sales commissions and related expenses	822,550	397,955
Marketing and communications	361,658	297,477
Technology services	201,671	238,504
Amortization of property and equipment	213,366	392,844
Amortization of intangible assets	31,876	172,371
Amortization of deferred costs	120,360	100,845
Foreign exchange (gain) / loss	(884,784)	6,467
Operating expenses	759,385	605,678
	15,107,850	4,882,253
OPERATING INCOME (LOSS) – before undernoted	1,102,902	(422,150)
OTHER EXPENSES
Interest on preferred shares	291,061	249,279
Interest and other charges	10,081	32,423
	301,142	281,702
NET INCOME (LOSS)	$801,760	$(703,852)
EARNINGS (LOSS) PER SHARE (Note 3)
Basic	$0.01	($0.01)
Diluted	$0.01	($0.01)

DEFICIT – Beginning of period
As previously reported	$(45,972,044)	$(40,861,164)
Effect of restatement of prior years (Note 2)	-	(974,424)
As restated	$(45,972,044)	$(41,835,588)
Net income (loss) for the period	801,760	(703,852)
DEFICIT – End of period	$(45,170,284)	$(42,539,440)

See Accompanying Notes

POINTS INTERNATIONAL LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
AND ACCUMULATED OTHER COMPREHENSIVE LOSS
(Expressed in United States dollars)

		Restated
	(Note1 (a), Note 2)
FOR THE THREE MONTHS ENDED MARCH 31,	2008	2007
COMPREHENSIVE INCOME (LOSS)

Net income (loss) for the period	$801,760	$(703,852)
Foreign currency translation adjustment	-	(32,861)
Comprehensive income (loss)	$801,760	$(736,713)

ACCUMULATED OTHER COMPREHENSIVE LOSS

Balance – Beginning of period	$(2,566,230)	$(1,584,516)
Foreign currency translation adjustment	-	(32,861)
Balance – End of period	$(2,566,230)	$(1,617,377)

See Accompanying Notes

POINTS INTERNATIONAL LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States dollars)

	Restated (Note1 (a))
FOR THE THREE MONTHS ENDED MARCH 31,	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES
Net Income (Loss)	$801,760	$(703,852)
Items not affecting cash
Amortization of property and equipment	213,367	392,844
Amortization of intangible assets	31,876	172,372
Amortization of deferred costs	120,361	100,844
Unrealized foreign exchange (gain) loss	(880,733)	298,120
Employee stock option expense (Note 6)	162,007	117,351
Interest on Series Two and Four Preferred Shares	291,061	249,279
Changes in non-cash balances related to operations (Note 8 (a))	6,298,049	7,330,033
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	7,037,748	7,956,991

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property and equipment	(123,357)	(146,972)
Additions to intangible assets	(45,801)	(23,726)
Purchase of short-term investments	(4,975,494)	-
CASH FLOWS USED IN INVESTING ACTIVITIES	(5,144,652)	(170,698)

CASH FLOWS FROM FINANCING ACTIVITIES
Loan repayments	(5,927)	(6,581)
Issuance of capital stock	93,296	147,071
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	87,369	140,490

EFFECT OF EXCHANGE RATE CHANGES ON CASH HELD IN
	86,252	25,319
FOREIGN CURRENCY

INCREASE IN CASH AND CASH EQUIVALENTS	2,066,717	7,952,102
CASH AND CASH EQUIVALENTS – Beginning of the period	21,535,978	16,939,721
CASH AND CASH EQUIVALENTS – End of the period	$23,602,695	$24,891,823

Supplemental Information
Interest Received and Paid
Interest received	$273,932	$36,482
Interest paid	1,077	998

See Accompanying Notes

POINTS INTERNATIONAL LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2008

The Corporation's interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") using accounting policies consistent with those used for the preparation of its audited consolidated financial statements for the year ended December 31, 2007, except as described in Note 1 below. These interim consolidated financial statements do not contain all the annual disclosures required by GAAP and, as such, should be read in conjunction with the Corporation’s audited consolidated financial statements including the notes thereto for the year ended December 31, 2007, as outlined in the Corporation’s 2007 Annual Report.

1.

Significant accounting policies

a)

Adoption of new accounting policies

Change in Functional and Reporting Currency

Effective January 1, 2008, the Corporation changed its functional and reporting currency to the US dollar (USD). The change in reporting currency is to better reflect the Corporation’s business activities and to improve investors’ ability to compare the Corporation’s financial results with other publicly traded businesses in the industry. The Corporation conducts most of its business transactions in USD. Prior to January 1, 2008, the Corporation reported its annual and quarterly consolidated balance sheets and the related consolidated statements of operations and cash flows in the Canadian dollar (CDN). In making this change in reporting currency, the Corporation followed the recommendations of the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants (CICA), set out in EIC-130, "Translation Method when the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency".

Financial statements for periods prior to January 1, 2008 have been translated in to the new reporting currency using the current rate method, based on the recommendations of EIC - 130. Under this method, assets and liabilities have been translated using the exchange rate prevailing at the consolidated balance sheet dates, while equity transactions have been translated using the rates of exchange in effect as of the dates of the various capital transactions. The statements of operations and statements of cash flows for prior periods have been translated into the reporting currency using the average exchange rates prevailing during each reporting period. All resulting exchange differences arising from the translation are included as a separate component of accumulated other comprehensive loss. Comparative financial information has been restated to reflect the Corporation’s results as if they had been historically reported in US dollars.

Financial Instruments: Disclosures

On January 1, 2008, the Corporation adopted Section 3862, Financial Instruments – Disclosures, replacing Section 3861 – Financial Instruments – Disclosure and Presentation. This Section describes the required disclosures related to the significance of financial instruments on the entity’s financial position and performance and the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. This Section complements the principles of recognition, measurement and presentation of financial instruments of Sections 3855, Financial Instruments – Recognition and Measurement, 3863, Financial Instruments – Presentation and 3865, Hedges. The adoption of this Section implied that the Corporation now presents sensitivity analysis regarding foreign exchange risk, interest rate risk, commodity prices risk and stock-based compensation costs risk. Comparative information about the nature and extent of risks arising from financial instruments is not required in the year Section 3862 is adopted.

Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

Financial Instruments: Presentation

On January 1, 2008, the Corporation adopted Section 3863, Financial Instruments – Presentation, replacing Section 3861 – Financial Instruments – Disclosure and Presentation. This Section establishes standards for presentation of financial instruments and non-financial derivatives. This information is provided in Note 10, Financial Instruments.

Capital Disclosures

On January 1, 2008, the Corporation adopted Section 1535, Capital Disclosures. This Section established standards for disclosing information about an entity’s capital and how it is managed to enable users of financial statements to evaluate the entity’s objectives, policies and procedures for managing capital. This information is provided in Note 9, Capital Disclosures.

Accounting Changes

On January 1, 2008, the Corporation adopted the revised version of Section 1506 of the CICA, Accounting changes. This Section establishes criteria for changing accounting policies and treatment and disclosure of changes in accounting policies, changes in accounting estimates and correction of errors.

2.

Effect of prior period restatement on comparative net loss

The 2007 consolidated financial statements included a restatement with respect to goodwill and upfront contract initiation fees. The restatement of goodwill affected the 2007 opening deficit and had no impact on the 2007 net loss. Costs incurred in prior years were incorrectly capitalized and included in Goodwill; these costs should have been expensed in the period. With respect to the restatement of upfront contract initiation fees, the Corporation determined that it had contracts with multiple deliverables. The Corporation had applied guidance found in Abstract 142 of the Emerging Issues Committee ("EIC-142") of the Canadian Institute of Chartered Accountants (CICA) Handbook, "Revenue Arrangements with Multiple Deliverables" and determined that, for some contracts, there was only one unit of accounting. In particular, for contracts which contain ongoing service requirements, fees and direct costs for initial set-up had been deferred and recognized evenly over the term of the contract. Previously, the fees and direct costs had incorrectly been recognized as initial set-up occurred. This restatement had an impact on the previously reported first quarter of 2007 net loss and the 2007 opening deficit.

Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

The impact in both Canadian dollars (C$) and United States dollars (US$) of this correction is included below.

For the three months ended March 31, 2007	CAD$	US$
Net loss as previously reported	$(811,048)	$(691,961)
Prior period restatement adjustments
Decrease in revenue	(38,853)	(33,148)
Decrease in general and administration expense	24,915	21,257
	(13,938)	(11,891)

Net loss - restated	$(824,986)	$(703,852)

As at December 31, 2006
Deficit as previously reported	$(55,335,455)	$(40,861,164)
Prior period restatement adjustments
Goodwill	(721,653)	(570,361)
Upfront contract initiation fees	(540,174)	(404,063)
	(1,261,827)	(974,424)

Deficit - restated	$(56,597,282)	$(41,835,588)

3.

Earnings (loss) per share

Weighted average number of shares outstanding
For the three months ended March 31,	2008	2007
Basic	120,108,984	115,716,794
Effect of dilutive securities	33,369,870	-
Diluted	153,478,854	115.716.794

a)

Earnings (loss) per share

Earnings (loss) per share is calculated on the basis of the weighted average number of common shares outstanding.

b)

Diluted earnings (loss) per share

Diluted earnings per share represents what our earnings per share would have been if instruments convertible into common shares that had the impact of reducing our earnings per share had been converted at the beginning of the year for instruments that were outstanding all year.

Convertible Preferred Shares

In determining diluted earnings per share, we increase net income available to common shareholders by the amount of interest accrued on the convertible preferred shares as this interest expense would not have been incurred if the shares had been converted at the beginning of the year. Similarly, we increase the average number of common shares outstanding by the number of shares that would have been issued had the conversion taken place at the beginning of the year.

Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

Employee Stock Options

In determining diluted earnings per share, we increase the average number of common shares outstanding by the number of shares that would have been issued if all stock options with a strike price below the average share price for the year had been exercised. We also decrease the average number of common shares outstanding by the number of our common shares that we could have repurchased if we had used the proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the year. We do not adjust for stock options with a strike price above the average share price for the year because including them would increase our earnings per share, not dilute it.

For the three months ended March 31, 2007, the diluted loss per share is equal to the basic loss per share as the effect of conversions, options and warrants would be anti dilutive.

4.

Segmented information

Reportable segments: The Corporation operates in one operating segment whose operating results are regularly reviewed by the Corporation's chief operating decision maker and for which complete and discrete financial information is available. The Corporation's business is carried on in the industry of loyalty program asset management. The attached consolidated balance sheets as at March 31, 2008 and December 31, 2007 present the financial position of this segment. The continuing operations reflected on the attached consolidated statements of operations are those of this operating segment.

Enterprise-wide disclosures: $15,687,514 of the Corporation’s revenues (including interest income) for the quarter ending March 31, 2008 were generated in the U.S. ($4,143,635 for the quarter ended March 31, 2007). The remaining revenues for both periods were generated in Canada, Europe and Asia. A significant majority of the Corporation's assets are located in Canada.

5.

Major customers

For the three month period ended March 31, 2008, three customers represent approximately 82% (2007 – 63%) of the Corporation’s consolidated revenues. In addition, as at March 31, 2008, 66% (first quarter 2007 – 53%) of the Corporation’s deposits are due to these customers. The three customers included in 2008 are included in both the 2008 and 2007 periods.

6.

Stock option plan

In accordance with the guidelines of the CICA Handbook, the Corporation expenses costs of all stock option grants on or after January 1, 2003. The fair value of the options granted in the three months ended March 31, 2008 and 2007 was calculated using the Black-Scholes option pricing model using the following weighted assumptions:

	2008	2007
Dividend yield	0%	0%
Risk free rate	3.75%	4.02%
Expected volatility	75.8%	41.8%
Expected life of options in years	3	3

Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

The cost of stock options is included in general and administration expenses for the three months ended as follows:

	March 31
	2008	2007

Employee stock option expense	162,007	117,351

During the three-month period ended March 31, 2008, 55,000 options were issued and 46,680 options previously granted were cancelled (2,720,000 were issued in the three-month period ended March 31, 2007 and 282,779 previously granted were cancelled).

7.

Capital Stock

	Common Shares
	Issued	Stated Value

Balance December 31, 2006	114,204,189	$32,464,188
Exercise of stock options	1,224,434	983,485
Exchange for property (shares in subsidiary)	3,834,114	711,678
Exercise of warrants	757,378	727,907
Balance December 31, 2007	120,020,115	$34,887,258

Exercise of stock options	154,975	128,855
Balance March 31, 2008	120,175,090	$35,016,113

8.

Statement of cash flows

a)

Changes in non-cash balances related to operations are as follows:

For the three months ending March 31	2008	2007

(Increase) in security deposits	$(273,130)	$(170,866)
Decrease in funds receivable from payment processor	1,463,191	292,060
Decrease in accounts receivable	978,744	86,369
(Increase) decrease in deferred costs	52,891	(19,046)
Decrease (increase) in prepaid and sundry assets	46,244	(109,406)
Decrease in accounts payable and accrued liabilities	(1,383,806)	(1,053,646)
Decrease in deferred revenue	(314,965)	(961)
Increase in payable to loyalty program partners	5,728,880	8,305,529
	$6,298,049	$7,330,033

Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

b)

Supplemental information

Non-cash transactions

Non-cash transactions for the three-month period ended March 31, 2008 are as follows:

	3 month period
For the periods ended March 31	2008	2007
Options exercised in Points.com Inc.(i)
# of options	-	1,389,157
Value	$-	$931,857
Common shares issued of Points International Ltd.	-	3,478,311
Revenue earned for membership fees paid in one-week accommodation certificates(ii)	$-	$31,842

(i)

Options previously issued to Points.com employees and directors. Upon exercise of these options, common shares of the Corporation were issued. All of these shares in Points.com were acquired at fair market value in exchange for shares of the Corporation. There are no such options remaining as at March 31, 2008.

(ii)

The certificates are valued at their average cost and are included in prepaid and sundry assets. The expense is recognized as the accommodation certificates are used.

9.

Capital Disclosures

The Corporation defines its capital as follows:

(i)	Shareholders’ equity;
(ii)	Convertible preferred shares;
(iii)	Cash and short term investments.

The amounts included in the Corporation’s capital are as follows:

	March 31,	December 31,
As at	2008	2007

Shareholders’ deficiency	$ (6,135,558)	$ (7,192,621)
Convertible preferred shares	20,152,033	20,679,073
Cash and short term investments	35,983,688	28,941,477

The Corporation’s financial strategy is designed and formulated to maintain a flexible capital structure to allow the Corporation the ability to respond to changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Corporation may issue additional debt or issue debt to replace existing debt with similar or different characteristics. The Corporation’s financing and refinancing decisions are made on a specific transaction basis and depend on such things as the Corporation’s needs, and market and economic conditions at the time of the transaction. The Corporation may invest in longer or shorter term investments depending on eventual liquidity requirements.

Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

There were no changes in the Corporation’s approach to capital management during the period.

10.

Financial Instruments

Fair Value

The fair values of short term financial assets and liabilities, including cash, short term deposits, interest receivable and accounts payable and accrued liabilities, as presented in the balance sheet approximate their carrying amounts due to the short period to maturity of these financial instruments.

The carrying value and estimated fair value of the Corporation’s financial instruments is their fair value which is the amount that has been recorded in the financial statements.

The Corporation has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies, as disclosed below. However, considerable judgment can be required to develop certain of these estimates. Accordingly, these estimated values are not necessarily indicative of the amounts the Corporation could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of each class of financial instruments are discussed below.

Fair value is the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair value is determined by reference to quoted bid or ask prices, as appropriate, in the most advantageous active market for that instrument to which the Corporation has immediate access. When bid and ask prices are unavailable, the Corporation uses the closing price of the most recent transaction of that instrument. In the absence of an active market, the Corporation would determine fair value based on internal or external valuation models, such as option-pricing models, and discounted cash flow analysis, using observable market-based inputs.

Credit risk

The Corporation’s cash and cash equivalents subject the Corporation to credit risk. The Corporation has guaranteed investment certificates, as per its practice of protecting its capital rather than maximizing investment yield. The Corporation manages credit risk by investing in cash equivalents, term deposits and short term investments rated as A or R1 or above.

The Corporation, in the normal course of business, is exposed to credit risk from its customers and the accounts receivable are subject to normal industry risks. The majority of the Corporations customers are loyalty program operators. The Corporation usually provides various e-commerce services to these loyalty program operators which normally results in an amount payable to the loyalty program operator in excess of the amount held in accounts receivable. The Corporation also manages and analyzes its’ accounts receivable on an ongoing basis which means the Corporation’s exposure to bad debts is not significant.

Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

The following table sets forth details of the age receivables that are not overdue as well as an analysis of overdue amounts and related allowance for the doubtful accounts:

March 31, 2008

Total Accounts Receivable	$ 2,423,129
Less: Allowance for doubtful accounts	(48,217)
Total Accounts Receivable, net	$ 2,374,912

Of which:

Not past due	$ 1,274,268
Past due for more than one day but no more than 30 days	81,317
Past due for more than 31 days but no more than 60 days	626,926
Past due for more than 61 days	440,618
Less: Allowance for doubtful accounts	(48,217)
Total Accounts Receivable, net	$ 2,374,912

Allowance for Doubtful Accounts

Changes in the allowance for doubtful accounts are as follows:

Three month period
Ended March 31, 2008

Balance, beginning of period	$ 73,728
Provision for doubtful accounts	(25,511)
Bad debts written off, net of recoveries, and other	-

Balance, end of period	$ 48,217

The provision for doubtful accounts has been included in operating expenses in the consolidated statements of operations, and is net of any recoveries that were provided for in a prior period.

Interest rate risk

The Corporation does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates, relative to interest rates on the investments, owing to the short term nature of the investments. Based on management's knowledge and experience of the financial markets, management does not believe that the Corporation's current financial instruments will be affected by interest rate risk within the next three months. In particular, interest rate risk is low as the interest rates on the Corporation's certificates of deposits are fixed with an interest rate range between 3.00% to 5.50% with maturity dates of 90 days or less.

Notes to Consolidated Financial Statements
(Expressed in United States Dollars)

Currency risk

The Corporation has customers and suppliers that are not based in Canada which gives rise to a risk that earnings and cash flows may be adversely affected by fluctuations in foreign currency exchange rates. The Corporation is primarily exposed to the US dollar. The Corporation currently does not use financial instruments to hedge these risks.

The Corporation holds balances in foreign currencies that give rise to exposure to foreign exchange risk. Sensitivity to a +/- 10% movement in the Canadian dollar would affect the Corporation’s income (loss) by $ 1.2 million.

As of March 31, 2008	USD$ Total	CAD	GBP	EUR	CHF
FX Rates used to translate to USD		$0.9783	1.9951	1.5800	1.0055
Financial assets (in thousands of dollars)
Cash and cash equivalents	$ 23,603	2,075	1,060	1,268	28
Funds receivable from payment
processor	3,663	1	117	185	1
Short term investments	12,381	4,791	-	-	-
Security deposits	1,834	3	27	78	1
Accounts receivable	2,375	374	11	56	-
Total	$ 43,856	CAD$ 7,244	GBP 1,215	EUR 1,587	CHF 30
Financial liabilities
Accounts payable and accrued liabilities	$ 2,104	1,164	-	-	-
Payable to loyalty program partners	36,478	-	708	1,008	12
Convertible Preferred Shares	20,152	20,599	-	-	-
Total	$ 58,734	CAD$ 21,739	GBP 708	EUR 1,008	CHF 12

11.

Effect of new accounting standards not yet implemented

Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, Goodwill and intangible assets, which supercedes Section 3062, Goodwill and other intangible assets and Section 3450, Research and development costs. This Section applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2008. The Section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets.

The Corporation is currently evaluating the impact of the adoption of the above standards on the consolidated financial statements.